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May 21, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Ritter Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-202924) filed May 8, 2015 CIK No. 0001460702

Dear Mr. Riedler:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 20, 2015 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Dilution, page 48

1.	Refer to your response to our prior comment two. We believe that historical net tangible book value should be based on historical stockholders’ deficit excluding intangible assets. You current computation includes preferred stock subject to redemption in the book value for common stockholders, which does not seem appropriate. Please revise, accordingly.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦ KAZAKHSTAN

Securities and Exchange Commission

May 21, 2015

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure of historical net tangible book value to exclude preferred stock that is not included within equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates Significant factors, assumptions and methodologies used in determining the estimated fair value of the Company’s common stock, page 56

2.	Refer to your response to our prior comment three. Please tell us why it is appropriate to use an estimated fully diluted share count as of the December 2014 valuation date to value your common stock with respect to other scenarios, which you assess at 55% probability. In this regard, explain to us whether the amount for other scenarios includes an amount for preferred stockholders, and if so, why given preferences to preferred stockholders in any liquidation, dissolution or winding up of the Company.

The Company acknowledges the Staff’s comment and agrees that it is not appropriate to use an estimated fully diluted share count to value our common stock in the ‘other’ scenario. We respectively advise the Staff that the estimated probability weighted per common share value of $1.048 is a composite of the two exit scenarios (an initial public offering, estimated to occur in 5/2015, and; a scenario, which represents all other likely outcomes for the Company). The estimated exit value for each scenario was calculated independent of one another. Please refer to our letter dated April 24, 2015 for a description of the valuation methodologies for each scenario.

The IPO scenario resulted in an expected value of $1.796 per share on a fully diluted basis. The ‘other’ scenario resulted in an expected value of $0.437 per common share, after allocating the calculated enterprise value to the existing capital structure and after considering the liquidation preferences of the various outstanding securities. Both scenarios included options expected to be issued in December 2014 on 11.3 million common shares. Weighting each outcome for the estimated probability of outcome (45% for the IPO scenario and 55% for the ‘other’ scenario) results in a weighted average per common share value of $1.048. After application of a 21.4%1 discount for lack of marketability (“DLOM”), the calculated value of the Company’s common stock on a non-marketable basis as of the valuation date was $0.82 per share.

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1 The DLOM was calculated by use of the Average Strike Put Option (or Finnerty) model. Inputs to the method included the estimated length of the time period until liquidity is achieved and the Company’s estimated volatility. Guidance from the SEC and the AICPA suggests that a more quantitative approach should be used to estimate an appropriate DLOM.

Securities and Exchange Commission

May 21, 2015

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc:	Michael D. Step, CEO of Ritter Pharmaceuticals, Inc.